Exhibit 12.1

NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

						Nine Months Ended
	Twelve Months Ended December 31,					September 30,

	1997	1998	1999	2000	2001	2001	2002

Loss from continuing operations before income tax benefit	$(80,230)	$(259,493)	$(520,163)	$(348,998)	$(2,583,217)	$(893,626)	$(419,734)
Add:
Fixed charges	60,092	134,164	193,904	344,393	355,371	266,258	167,044
Amortization of capitalized interest	—	1,834	4,471	7,313	12,654	9,491	2,824
Less:
Interest capitalized	2,511	23,800	10,400	26,513	42,927	37,048	7,461
Equity in (losses) gains of unconsolidated affiliates	(11,401)	(12,193)	(31,469)	(53,874)	9,640	—	—
Losses attributable to minority interests	2,085	17,131	19,314	6,504	—	—	—

Earnings as adjusted	$(13,334)	$(152,233)	$(320,033)	$23,565	$(2,267,759)	$(654,925)	$(257,327)

Preferred stock dividends:	—	—	—	61,334	—	—	—
Effective income tax (benefit) provision rate	—	—	—	100%	—	—	—

Preferred stock dividends on pretax basis	—	—	—	61,334	—	—	—
Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$56,583	$106,824	$179,604	$248,923	$299,968	$220,099	$149,538
Interest capitalized	2,511	23,800	10,400	26,513	42,927	37,048	7,461
Portion of rent expense representative of interest (30%)	998	3,540	3,900	7,623	12,476	9,111	10,045

Fixed charges	$60,092	$134,164	$193,904	$344,393	$355,371	$266,258	$167,044

Ratio of earnings to fixed charges	(0.22)	(1.13)	(1.65)	0.07	(6.38)	(2.46)	(1.54)

Deficiency of earnings to cover fixed charges	$73,425	$286,397	$513,937	$—	$2,623,130	$921,183	$424,371